Splash Beverage Group, Inc.

1314 E Las Olas Blvd., Suite #221

Ft Lauderdale, FL 33301

September 28, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Splash Beverage Group, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-248108 CIK No. 0001553788

Ladies and Gentlemen:

Splash Beverage Group, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-248108), initially filed with the Securities and Exchange Commission (“SEC”) on August 18, 2020, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our outside counsel, Darrin Ocasio, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700. Please forward copies of any order consenting to the withdrawal of the Registration Statement to Mr. Ocasio via email at dmocasio@srf.law. Thank you for your assistance.

Very truly yours,

SPASH BEVERAGE GROUP, INC.

By:	/s/ Robert Nistico
Robert Nistico Chief Executive Officer

Splash Beverage Group, Inc. 1314 E Las Olas Blvd., Suite 221, Ft Lauderdale, FL 33301

(954) -745-5815 / Fax (954) -745-5811